Borland Software Corporation 512-340-2200 8303 N. Mopac Expressway, Suite A-300 Austin, TX 78759 www.borland.com
April 11, 2008
VIA ELECTRONIC TRANSMISSION
David L. Orlic, Esq.
Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Borland Software Corporation
Preliminary Proxy Statement filed on Schedule 14A, filed on March 28, 2008
File No. 001-10824
Dear Mr. Orlic:
     We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 3, 2008 (the “Comment Letter”) with respect to the preliminary proxy statement filed with the Commission by Borland Software Corporation (the “Company”) on March 28, 2008 in connection with the Company’s 2008 Annual Meeting of Stockholders.
     Our revised preliminary proxy statement (the “Revised Proxy Statement”) and our preliminary proxy card are being filed with the Commission in accordance with the provisions of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T. Set forth below are the Company’s responses to the Comment Letter. For ease of reference, we reproduce below the comments, and include under each comment the Company’s response.
General
1.	Please amend your filing to append a form of proxy as required by Rule 14a-6 of the Exchange Act. Please ensure that the form of proxy complies with the requirements of Rule 14a-4 and Rule 14a-6(e)(1).
     We respectfully acknowledge your comment and have included a preliminary proxy card with our Revised Proxy Statement as required by Rule 14a-6 and in compliance with Rule 14a-4 and Rule 14a-6(e)(1).
Proposal No. 1, page 5
2.	We note your disclosure on page 7 that the overall effect of the proposed reverse stock split will be an increase in the authorized but unissued shares of common stock, which shares may be issued at the discretion of your board of directors. Please disclose any plans, proposals or arrangements you may have for the issuance of the shares that will

Securities and Exchange Commission
April 11, 2008

result from the effective increase in authorized shares, in the event of the proposed reverse stock split. If you have no such plans, proposals or arrangements, please make a statement to that effect.
We respectfully acknowledge your comment and have included a statement in the second paragraph on page 7 of the Revised Proxy Statement which provides that we have no present plans, proposals or arrangements for such authorized but unissued shares of common stock.
3.	In addition, please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in authorized shares of common stock that will result from the proposed reverse stock split. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to take control of the company.

We respectfully acknowledge your comment and have included disclosure in the third paragraph on page 7 of the Revised Proxy Statement which provides that the purpose of the reverse stock split would be to raise the per share price of the common stock and not to construct or enable any anti-takeover defense or mechanism.
     In addition to the changes in the Revised Preliminary Proxy Statement made in response to the Staff’s comments as discussed above, there has been a general updating of information contained in the document.
     In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
a.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 11, 2008

     If there are any further questions relating to the enclosed materials, please telephone the undersigned at (512) 340-4741.

Very truly yours, BORLAND SOFTWARE CORPORATION
By:	/s/ Melissa Frugé
	Name:	Melissa Frugé
	Title:	VP & Associate General Counsel

cc:	Katherine Wray, Esq.
Mark P. Shuman, Esq.
Securities and Exchange Commission

Gregory J. Wrenn, Esq.
Andrew Zeif, Esq.

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